Exhibit 99.1

Allot Announces First Quarter 2020 Financial Results

Q1 2020 revenue grew by 16% year-over-year

Reconfirms 2020 revenue guidance between $135-140 million

Hod Hasharon, Israel – May 12, 2020 - Allot Ltd. (NASDAQ: ALLT, TASE: ALLT), a leading global provider of innovative network intelligence and security solutions for communication service providers and enterprises worldwide, today announced its unaudited first quarter 2020 financial results.

Highlights

•	First quarter revenues were $29.3 million, up 16% year-over-year;
•	Non-GAAP gross margin increased to 74.8% compared to 72.4% in the first quarter of 2019 and GAAP gross margin increased to 74.0% compared to 71.2% in the first quarter of 2019;
•	Non-GAAP net loss of $0.4 million and GAAP net loss $1.7 million, both significantly improved from non-GAAP net loss of $1.9 million and GAAP net loss of $3.3 million in the first quarter of 2019;
•	Cash and investments at the end of the first quarter totaled $110.7 million compared to $117.6 million at year-end 2019;
•	Two additional recurring security revenue deals signed with new operators during the first quarter

Financial Outlook

•
Management reiterates its prior issued guidance, with expectations for full year 2020 revenues to grow to between $135-140 million, representing accelerated double-digit growth. In addition, expectations are that second quarter revenue will exceed those reported for the first quarter of 2020;

•	Management continues to expect to return to profitability on a quarterly basis before year-end;
•
Management continues to expect to close additional Recurring Security Revenue deals in 2020 and reiterates that the MAR* (maximum annual revenue potential of concluded transactions) of new deals expected to be signed in 2020 should exceed $140 million

Management Comment

Erez Antebi, President & CEO of Allot, commented: “We are pleased with our first quarter results. We grew revenues by 16% year-over-year, while improving margins and continuing our advance toward profitability.”

Continued Mr. Antebi, “COVID-19 is presenting Allot with both challenges and opportunities. Operators worldwide are seeing growth in demand for bandwidth of up to 40%, as well as an increase in cyber attacks on consumers and SMBs. While some operators are delaying tasks they consider less critical, we see overall demand for Allot products and services at similar levels to what we saw before COVID-19, and in some areas, we even see somewhat increased demand.”

Concluded Mr. Antebi, “Despite the employees from both Allot and our customers working from home, as well as the other adaptations we have all made, we are continuing to work toward meeting our goals and are on track to achieving our original 2020 plan. I believe that long-term, the growth in bandwidth needs and increased cyber security needs will further increase demand for Allot solutions.”

First Quarter 2020 Financial Results Summary

Total revenues for the first quarter of 2020 were $29.3 million, an increase of 16% compared to $25.3 million in the first quarter of 2019.

Gross profit on a GAAP basis for the first quarter of 2020 was $21.7 million (gross margin of 74.0%), a 20% improvement compared with $18.0 million (gross margin of 71.2%) in the first quarter of 2019.

Gross profit on a non-GAAP basis for the first quarter of 2020 was $21.9 million (gross margin of 74.8%), a 19% improvement compared with $18.3 million (gross margin of 72.4%) in the first quarter of 2019.

Net loss on a GAAP basis for the first quarter of 2020 improved to $1.7 million, or $0.05 per basic share, compared with a net loss of $3.3 million, or $0.10 per basic share, in the first quarter of 2019.

Non-GAAP net loss for the first quarter of 2020 improved to $0.4 million, or $0.01 per basic share, compared with a non-GAAP net loss of $1.9 million, or $0.05 per basic share, in the first quarter of 2019.

Cash and investments as of March 31, 2020 totaled $110.7 million, compared with $117.6 million, as of December 31, 2019.

# # #

Conference Call & Webcast

The Allot management team will host a conference call to discuss first quarter 2020 earnings results today, May 12, 2020 at 8:30 am ET, 3:30 pm Israel time. To access the conference call, please dial one of the following numbers:

US:  1-888-281-1167, UK: 0-800-917-5108, Israel: +972-3-918-0664

A live webcast and, following the end of the call, an archive of the conference call, will be accessible on the Allot website at: https://investors.allot.com

Additional Resources

Allot Blog: https://www.allot.com/blog
Follow us on Twitter: @allot_ltd
Follow us on LinkedIn: https://www.linkedin.com/company/allot-communications

About Allot

Allot Ltd. (NASDAQ: ALLT, TASE: ALLT) is a provider of leading innovative network intelligence and security solutions for service providers and enterprises worldwide, enhancing value to their customers. Our solutions are deployed globally for network and application analytics, traffic control and shaping, network-based security services, and more. Allot's multi-service platforms are deployed by over 500 mobile, fixed and cloud service providers and over 1000 enterprises. Our industry leading network-based security as a service solution has achieved over 50% penetration with some service providers and is already used by over 23 million subscribers in Europe.

Allot. See. Control. Secure.

For more information, visit www.allot.com

*MAR (maximum annual revenue potential of concluded transactions) was estimated by Allot upon transaction signature and constitutes an approximation of the theoretical annual revenues Allot would receive if 100% of the customer’s subscribers, as estimated by Allot, signed up for the service.

GAAP to Non-GAAP Reconciliation

Non-GAAP net income is defined as GAAP net income after excluding stock-based compensation expenses, amortization of acquisition-related intangible assets, deferred tax asset adjustment, exchange rate differences related to revaluation of assets and liabilities denominated in non-dollar currencies and other acquisition-related expenses.

These non-GAAP measures should be considered in addition to, and not as a substitute for, comparable GAAP measures. The non-GAAP results and a full reconciliation between GAAP and non-GAAP results is provided in the accompanying Table 2. The Company provides these non-GAAP financial measures because it believes they present a better measure of the Company’s core business and management uses the non-GAAP measures internally to evaluate the Company’s ongoing performance. Accordingly, the Company believes they are useful to investors in enhancing an understanding of the Company’s operating performance.

Safe Harbor Statement

This release contains forward-looking statements, which express the current beliefs and expectations of Company management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements set forth in such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: those related to the COVID-19 pandemic, our ability to compete successfully with other companies offering competing technologies; the loss of one or more significant customers; consolidation of, and strategic alliances by, our competitors, government regulation; the timing of completion of key project milestones which impact the timing of our revenue recognition; lower demand for key value-added services; our ability to keep pace with advances in technology and to add new features and value-added services; managing lengthy sales cycles; operational risks associated with large projects; our dependence on fourth party channel partners for a material portion of our revenues; court approval of the Company’s proposed share buy-back program; and other factors discussed under the heading "Risk Factors" in the Company's annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact GK Investor Relations Ehud Helft +1 646 201 9246 allot@gkir.com	Public Relations Contact Seth Greenberg, Allot Ltd. +972 54 922 2294 sgreenberg@allot.com

TABLE - 1
ALLOT LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Three Months Ended
	March 31,
	2020	2019
	(Unaudited)	(Unaudited)

Revenues	$29,289	$25,342
Cost of revenues	7,610	7,293
Gross profit	21,679	18,049

Operating expenses:
Research and development costs, net	8,699	7,174
Sales and marketing	11,522	11,477
General and administrative	3,041	2,705
Total operating expenses	23,262	21,356
Operating loss	(1,583)	(3,307)
Financial and other income, net	151	532
Loss before income tax expenses	(1,432)	(2,775)

Tax expenses	228	558
Net Loss	(1,660)	(3,333)

Basic net loss per share	$(0.05)	$(0.10)

Diluted net loss per share	$(0.05)	$(0.10)

Weighted average number of shares used in
computing basic net loss per share	34,625,632	33,983,863

Weighted average number of shares used in
computing diluted net loss per share	34,625,632	33,983,863

TABLE - 2
ALLOT LTD.
AND ITS SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three Months Ended
	March 31,
	2020	2019
	(Unaudited)
GAAP cost of revenues	$7,610	$7,293
Share-based compensation (1)	(67)	(60)
Amortization of intangible assets (2)	(152)	(232)
Non-GAAP cost of revenues	$7,391	$7,001

GAAP gross profit	$21,679	$18,049
Gross profit adjustments	219	292
Non-GAAP gross profit	$21,898	$18,341

GAAP operating expenses	$23,262	$21,356
Share-based compensation (1)	(857)	(685)
Amortization of intangible assets (2)	-	(188)
Income (Expenses) related to M&A activities (3)	103	(295)
Non-GAAP operating expenses	$22,508	$20,188

GAAP financial and other income	$151	$532
Exchange rate differences*	218	(2)
Non-GAAP Financial and other income	$369	$530

GAAP taxes on income	$228	$558
Tax expenses in respect of net deferred tax asset recorded	(60)	(16)
Non-GAAP taxes on income	$168	$542

GAAP Net Loss	$(1,660)	$(3,333)
Share-based compensation (1)	924	745
Amortization of intangible assets (2)	152	420
Income (Expenses) related to M&A activities (3)	(103)	295
Exchange rate differences	218	(2)
Tax expenses in respect of net deferred tax asset recorded	60	16
Non-GAAP Net Loss	$(409)	$(1,859)

GAAP Loss per share (diluted)	$(0.05)	$(0.10)
Share-based compensation	0.03	0.02
Amortization of intangible assets	0.00	0.02
Expenses (Income) related to M&A activities	(0.00)	0.01
Exchange rate differences	0.01	(0.00)
Non-GAAP Net loss per share (diluted)	$(0.01)	$(0.05)

Weighted average number of shares used in
computing GAAP diluted net loss per share	34,625,632	33,983,863

Weighted average number of shares used in
computing non-GAAP diluted net loss per share	34,625,632	33,983,863

* Financial income or expenses related to exchange rate differences in connection with revaluation of assets and liabilities in non-dollar denominated currencies.

TABLE - 2 cont.
ALLOT LTD.
AND ITS SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three Months Ended
	March 31,
	2020	2019
	(Unaudited)

(1) Share-based compensation:
Cost of revenues	$67	$60
Research and development costs, net	242	169
Sales and marketing	378	283
General and administrative	237	233
	$924	$745

(2) Amortization of intangible assets
Cost of revenues	$152	$232
Sales and marketing	-	188
	$152	$420

(3) Expenses (Income) related to M&A activities
Research and development costs, net	$(103)	$295
	$(103)	$295

TABLE - 3
ALLOT LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	March 31,	December 31,
	2020	2019
	(Unaudited)	(Audited)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$29,494	$16,930
Short-term bank deposits	800	5,557
Restricted deposit	32,156	23,183
Available-for-sale marketable securities	47,841	61,012
Trade receivables, net	23,140	29,008
Other receivables and prepaid expenses	7,589	6,528
Inventories	15,153	10,668
Total current assets	156,173	152,886

LONG-TERM ASSETS:
Restricted deposit	440	10,913
Severance pay fund	341	387
Operating lease right-of-use assets	5,797	6,368
Deferred taxes	432	517
Other assets	766	926
Total long-term assets	7,776	19,111

PROPERTY AND EQUIPMENT, NET	8,700	8,135
GOODWILL AND INTANGIBLE ASSETS, NET	34,884	35,037

Total assets	$207,533	$215,169

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$13,944	$11,676
Deferred revenues	29,921	36,360
Short-term operating lease liabilities	2,951	3,151
Other payables and accrued expenses	19,885	22,255
Total current liabilities	66,701	73,442

LONG-TERM LIABILITIES:
Deferred revenues	6,075	5,262
Long-term operating lease liabilities	2,738	3,820
Accrued severance pay	749	794
Total long-term liabilities	9,562	9,876

SHAREHOLDERS' EQUITY	131,270	131,851

Total liabilities and shareholders' equity	$207,533	$215,169

TABLE - 4
ALLOT LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Three Months Ended
	March 31,
	2020	2019
	(Unaudited)	(Unaudited)

Cash flows from operating activities:

Net Loss	$(1,660)	$(3,333)
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation	788	616
Stock-based compensation related to options granted to employees	924	745
Amortization of intangible assets	152	420
Increase (Decrease) in accrued severance pay, net	1	(65)
Decrease in other assets	160	67
Decrease in accrued interest and amortization of premium on marketable securities	171	77
Changes in operating leases, net	(711)	(206)
Decrease (Increase) in trade receivables	5,868	(2,593)
Increase in other receivables and prepaid expenses	(401)	(1,147)
Increase in inventories	(4,485)	(1,910)
Decrease (Increase) in long-term deferred taxes, net	84	(33)
Increase in trade payables	2,268	2,557
Increase (Decrease) in employees and payroll accruals	(1,325)	1,023
Decrease in deferred revenues	(5,626)	(592)
Increase (Decrease) in other payables, accrued expenses and other long term liabilities	(1,718)	1,893

Net cash used in operating activities	(5,510)	(2,481)

Cash flows from investing activities:
Decrease (Increase) in restricted deposit	1,500	(83)
Redemption of short-term deposits	4,757	3,986
Purchase of property and equipment	(1,351)	(729)
Investment in available-for sale marketable securities	(375)	(11,584)
Proceeds from redemption or sale of available-for sale marketable securities	12,923	11,379
Net cash provided by investing activities	17,454	2,969

Cash flows from financing activities:

Exercise of employee stock options	620	606
Net cash provided by financing activities	620	606

Increase in cash and cash equivalents	12,564	1,094
Cash and cash equivalents at the beginning of the period	16,930	16,336

Cash and cash equivalents at the end of the period	$29,494	$17,430